Exhibit 99.1

Eco Wave Power Global to Ring the Nasdaq U.S. Opening Bell

Eco Wave Power Rings Nasdaq Opening Bell to Celebrate Public Listing on U.S Capital Market

Stockholm, Sweden – January 19, 2022 – Eco Wave Power Global AB (publ) (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a leader in the production of clean electricity from ocean and sea waves, today announced that it will hold its official bell ringing ceremony on Nasdaq Stock Market tomorrow morning, at 9:15 a.m. ET to celebrate becoming a public company on the Nasdaq U.S.

Eco Wave Power began its trading on the Nasdaq on July 1, 2021, under the symbol “WAVE.”

“Becoming a publicly traded company on the U.S. Nasdaq marks the beginning of a new chapter for Eco Wave Power,” said Inna Braverman, the founder and CEO of Eco Wave Power.  “We have a proven track record for more than a decade of producing clean electricity from ocean and sea waves, with our cutting-edge patented technology. We are passionate about responding to climate change by working toward the commercial production of clean electricity from ocean and sea waves. I am incredibly proud of our talented team around the world who embodies our mission to help make the world a better place.”

Eco Wave Power believes the world needs the best possible renewable energy technologies and solutions that can be easily implemented to assist in handling the growing climate challenges. The Company has the potential ability to address the current and future needs of the world, which, combined with its unparalleled technology and expertise, uniquely positions Eco Wave Power for continued growth and market leadership.

Robert J. Karabinchak, who serves in the New Jersey General Assembly for the 18th legislative district, will speak at the ceremony to share his vision for supporting legislation to promote wave energy in New Jersey. His vision is a first-of-its kind wave energy pilot in the state. The implementation of renewable energy and wave energy in New Jersey is especially important given recent destruction due to climate change, including the recent hurricane Ida, which devastated parts of New Jersey.

The market opening ceremony will occur tomorrow, January 20, 2022 between 9:15 a.m. and 9:30 a.m. ET and can be viewed live at https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

For multimedia features such as exclusive content, photo postings, status updates, and videos of ceremonies, please visit http://www.facebook.com/Nasdaq. For news tweets, please visit @nasdaq.

For more information about Eco Wave Power, please visit www.ecowavepower.com

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquires, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison & Partners

EcoWavePower@allisonpr.com

Nasdaq MarketSite Media Contact:

Peter Gau

(201) 388-9682

Peter.gau@nasdaq.com

Feed Information:

Fiber Line (Encompass Waterfront): 4463

Gal 3C/06C 95.05 degrees West
18 mhz Lower
DL 3811 Vertical
FEC 3/4
SR 13.235
DR 18.295411
MOD 4:2:0
DVBS QPSK

Social Media:

For multimedia features such as exclusive content, photo postings, status updates and video of bell ceremonies, please visit our Facebook page:

http://www.facebook.com/nasdaq.

For photos from ceremonies and events, please visit our Instagram page:

http://instagram.com/nasdaq

For news tweets, please visit our Twitter page:

http://twitter.com/nasdaq

Webcast:

A live stream of the Nasdaq Opening Bell will be available at:
https://www.nasdaq.com/marketsite/bell-ringing-ceremony

Photos:

To obtain a hi-resolution photograph of the Market Open, please go to https://www.nasdaq.com/marketsite/bell-ringing-ceremony and click on the market open of your choice.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses its technology, mission, potential commercial production of clean electricity from ocean and sea waves and its potential ability to address the current and future needs of the world. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

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